FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 7, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Vancouver, British Columbia – November 7, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three- and nine-month period ended September 30, 2007.  All results are in Canadian dollars unless otherwise stated.

Q3 2007 Summary

•

Revenue increased to $4.0 million, up 26% from $3.1 million in Q3 2006

•

Gross margin was 50%, compared to 23% for Q3 2006

•

Net earnings were $0.2 million or $0.003 per share, representing Norsat’s fourth consecutive quarter of profitability, compared to net loss of $2.0 million, or $0.04 per share in Q3 2006

•

Received U.S. patent for GLOBETrekker design

•

Expanded Satellite System military customer base to a total of seven worldwide

•

Unveiled the Norsat Rover, a single backpack portable satellite terminal

•

Launched the Rapid Application Development Environment variant of GLOBETrekker, an ultra-portable satellite terminal which includes an environmentally-controlled baseband enclosure that is compatible with most commercial and specialized modems

“In the third quarter, we demonstrated notable financial and operational progress,” said Dr. Amiee Chan, president and CEO, Norsat International Inc.  “We saw a significant improvement in our Satellite Systems segment, as revenue of $1.5 million was more than double compared to Q3 2006.  In addition, as a result of new contract wins and additional sales into our existing customer base, we saw an increase in sales of higher-margin services.”

Dr. Chan continued: “Norsat is already a leader in the microwave product market, and we believe there continues to be significant opportunity for growth in the portable satellite systems industry.  As we work to enhance our product offerings, expand into new market verticals and broaden our geographic reach, we believe we will be well positioned to extend our market leadership to span both our core business segments.”

Financial Review

Norsat’s revenue for Q3 2007 grew 26% to $4.0 million, from $3.1 million in Q3 2006, primarily driven by the Company’s increased penetration of the portable satellite systems market.  Revenue from Satellite Systems grew to $1.5 million, from $0.7 million in Q3 2006, while revenue from Microwave Products was $2.5 million, in line with revenue of $2.5 million for the same period last year.  Revenue for the nine months ended September 30, 2007 increased to $12.9 million from $9.8 million in 2006.

The U.S. military year end is September 30.  As such, this can lead to Norsat receiving orders in the final days of Q3, which are not reflected until subsequent quarters.  Norsat is entering Q4 with contracts totaling approximately $2.6 million, which reflects, in part, U.S. military orders the Company received within the final week of Q3.

Norsat’s overall gross margin improved to 50% of revenue, up from 23% of revenue in Q3 2006.

For Satellite Systems, gross margin improved to 51% in Q3 2007, compared to 5% last year, predominantly as a result of a provision for obsolete inventory and work-in-progress adjustments for customer orders that negatively impacted the Company’s gross margin in Q3 2006.  Gross margins for Microwave Products increased to 49% in Q3 2007, compared to 28% last year, which reflects a one-time sale that was made at a lower margin in Q3 2006.   Gross margin for the nine months ended September 30, 2007 increased to 54% from 37% for the same period in 2006.

Operating expenses for the three months ended September 30, 2007, decreased 41% to $1.6 million from $2.7 million for the same period last year.  The year-over-year reduction reflects Norsat management’s continued commitment to maintaining tight cost controls. Operating expenses for the first nine months of 2007 were $5.0 million, compared to $8.2 million in 2006.

For Q3, net earnings were $0.2 million, or $0.003 per share, compared to a net loss of $2.0 million or $0.04 per share during the same period last year. Net income for the nine months ended September 30, 2007, was $1.3 million, or $0.03 per share, compared to a net loss of $4.9 million or $0.10 per share for the same period last year.

During the quarter, Norsat generated $0.2 million in cash from operations, compared to ($0.5) million in Q3 2006.

As at September 30, 2007, Norsat’s cash balance was $0.7 million, a decrease of $1.1 million from $1.8 million as at December 31, 2006.  In Q2, Norsat eliminated its entire debt position by making the final payment, in cash, on its $1.0 million short-term debt.  As a result of the reduction in debt obligations, Norsat’s working capital improved to $4.3 million as at September 30, 2007, from $2.3 million as at December 31, 2006.

Subsequent Event

In October, Norsat was awarded a non-repayable $0.2 million government contribution through Canada’s National Research Council– Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small- to medium-sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on November 7, 2007 at 5:00 p.m. Eastern Standard Time.  To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053.  The conference call reference number is 22810826.  Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.

About Norsat International Inc.

Norsat International In c. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

Tel: 604 821-2808

The Equicom Group

Email: achan@norsat.com

Investor Relations

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

Norsat International Inc.

Consolidated Balance Sheets

 (Unaudited - Expressed in Canadian Dollars)

		September 30,	December 31,
		2007	2006

Assets
Current assets:
	Cash and cash equivalents	$734,231	$1,793,187
	Short-term investments	37,000	69,500
	Accounts receivable	1,978,678	2,799,554
	Inventories	3,270,300	3,456,988
	Prepaid expenses and other	685,131	372,982
		6,705,340	8,492,211

Property and equipment		1,170,140	1,314,986
Deferred finance costs		-	13,561
		$7,875,480	$9,820,758

Liabilities and Shareholders' Equity
Current liabilities:
	Accounts payable	$686,012	$1,666,250
	Accrued liabilities	1,431,636	1,848,632
	Deferred revenue	260,412	467,731
	Convertible debt	-	2,255,252
		2,378,060	6,237,865

Shareholders' equity:
	Share capital	45,242,762	44,854,902
	Contributed surplus	5,133,221	2,708,991
	Equity component of long-term debt	-	2,190,779
	Deficit	(44,878,563)	(46,171,779)
		5,497,420	3,582,893
		$7,875,480	$9,820,758

Consolidated Statements of Operations, Comprehensive Earnings and Deficit

(Unaudited - Expressed in Canadian Dollars)

	Three months ended Septmeber 30,		Nine months ended September 30,
	2007	2006	2007	2006
Sales	$3,954,575	$3,149,138	$12,889,375	$9,832,414
Cost of sales	1,994,373	2,416,899	5,925,584	6,211,689
	1,960,202	732,239	6,963,791	3,620,725
Expenses:
Selling, general and administrative	1,238,898	2,011,082	4,082,231	6,233,094
Product development	236,706	502,289	683,549	1,562,770
Amortization	94,830	145,582	254,762	429,837
	1,570,434	2,658,953	5,020,542	8,225,701
Earnings (loss) from operations before
other expenses and income tax	$389,768	$(1,926,714)	$1,943,250	$(4,604,976)
Other expenses	215,014	103,321	647,883	273,541
Earnings (loss) from operations
before income taxes	$174,754	$(2,030,035)	$1,295,366	$(4,878,517)
Income tax expense	77	22	2,150	1,844
Net earnings (loss) and comprehensive
earnings (loss)	$174,677	$(2,030,057)	$1,293,216	$(4,880,361)
Deficit, beginning of period	-45,053,240	-44,674,009	-46,171,779	-41,823,705
Deficit, end of period	$(44,878,563)	$(46,704,066)	$(44,878,563)	$(46,704,066)
Net earnings (loss) per common share -
basic	$0.003	$(0.04)	$0.03	$(0.10)
Net earnings (loss) per common share -
diluted	$0.003	$(0.04)	$0.02	$(0.10)

Consolidated Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash provided by (used in):
Operations:
Net earnings (loss)	$174,677	$(2,030,057)	$1,293,216	$(4,880,361)
Items not involving cash:
Amortization	94,830	145,582	254,762	429,837
Interest accreted on long-term debt and deferred finance cost amortization	-	64,121	68,291	176,655
Foreign exchange gain	(1,845)	(12,893)	(34,112)	(204,134)
Discount on ESOP	-	-	79,947	-
Stock-based compensation	9,247	30,751	64,435	97,260
Changes in non-cash working capital	(53,862)	1,293,616	(909,138)	(637,297)
Cash generated (used) in operations	223,047	(508,880)	817,401	(5,018,040)

Investments:
Purchase of property and equipment	(31,937)	(618,749)	(109,917)	(1,074,278)
Redemption of short-term investments	-	-	32,500	-
	(31,937)	(618,749)	(77,417)	(1,074,278)

Financing:
Convertible debt issuance (repayment)	-	1,117,693	(2,309,200)	1,117,693
Short term loan repayment			-
Proceeds on exercise of warrants	2,813	-	2,813	-
Proceeds on exercise of stock options	7,200	-	7,200	132,062
Proceeds from private placement	-	-	466,916	3,622,091
	10,013	1,117,693	(1,832,271)	4,871,846
Effect of change in exchange rates on cash	1,845	665	33,330	(30,065)
Increase (decrease) in cash and cash equivalents	202,968	(9,271)	(1,058,956)	(1,250,537)
Cash and cash equivalents, beginning of period	531,263	548,591	1,793,187	1,789,857
Cash and cash equivalents, end of period	$734,231	$539,320	$734,231	$539,320